EXHIBIT 12
FINANCIAL INSTITUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in thousands)

	Six months
	ended
	June 30,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004
EARNINGS:

Pre-tax income (loss) from continuing operations	$7,666	$(47,459)	$21,209	$23,607	$2,852	$16,113
Fixed charges	14,024	36,518	49,153	45,715	37,379	32,694

Earnings, including interest on deposits (a)	$21,690	$(10,941)	$70,362	$69,322	$40,231	$48,807

LESS: Interest on deposits	9,903	29,349	42,714	37,445	30,255	24,624

Earnings, excluding interest on deposits (b)	$11,787	$(40,290)	$27,648	$31,877	$9,976	$24,183

FIXED CHARGES:
Interest on deposits	$9,903	$29,349	$42,714	$37,445	$30,255	$24,624
Interest on borrowings	1,520	4,268	4,425	6,159	6,140	6,144
Amortized premiums, discounts and capitalized expenses related to indebtedness (1)	—	—	—	—	—	—
Estimated interest component of rent expense (2)	76	111	97	90	65	65
Preferred security dividends (3)	2,525	2,790	1,917	2,021	919	1,861

Fixed charges, including interest on deposits (c)	$14,024	$36,518	$49,153	$45,715	$37,379	$32,694

LESS: Interest on deposits	9,903	29,349	42,714	37,445	30,255	24,624

Fixed charges, excluding interest on deposits (d)	$4,121	$7,169	$6,439	$8,270	$7,124	$8,070

Ratio of earnings to combined fixed charges and preferred security dividends:
Including interest on deposits (a / c)	1.55	*	1.43	1.52	1.08	1.49
Excluding interest on deposits (b / d)	2.86	*	4.29	3.85	1.40	3.00

(1)	Any discount, premium or capitalized expenses on debt are included in interest on borrowings.

(2)	Estimated to be approximately 10% of rent expense.

(3)	Preferred security dividends are shown on a tax-equivalent basis, computed using the effective income tax rate from continuing operations for each period shown.

*	Ratios for this period are less than 1.00. For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $47.5 million.